cm

10026101

SECUR ... MISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1705 Towanda Avenue
(No. and Street)

Bloomington	**Illinois**	**61701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter J. Borowski **(309) 821-3312**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Borowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

OFFICIAL SEAL
MARY BROUGHER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/19/13

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Separately bound as per Rule 17a-5(e)(4))
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY Capital Management Company

Financial Statements
and Supplemental Information

Years Ended December 31, 2009 and 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 2
Statements of Income 3
Statements of Changes in Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 11
Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3 12

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) 13

Report of Independent Registered Public Accounting Firm

The Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) (a wholly owned subsidiary of COUNTRY Life Insurance Company®) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of COUNTRY Capital's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of COUNTRY Capital's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the 2009 basic financial statements but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 22, 2010

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31 2009	December 31 2008
Assets		
Cash and cash equivalents	**$ 580,050**	$ 1,015,962
Fixed income securities, at fair value	**590,724**	552,414
Accounts receivable	**33,441**	34,630
Interest receivable	**5,343**	5,343
Due from affiliates	**190,014**	53,981
Prepaid assets	**36**	–
Income taxes recoverable	**44,423**	85,645
Total assets	**$ 1,444,031**	$ 1,747,975
Liabilities		
Accounts payable and accrued expenses	**$ 55,892**	$ 45,777
Due to affiliates	**303,364**	531,430
Deferred tax liability	**1,559**	4,535
Total liabilities	**360,815**	581,742
Stockholder's equity:		
Preferred stock, par value $100 per share:		
Authorized – 10,000 shares; issued and outstanding – None	–	–
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**583,216**	666,233
Total stockholder's equity	**1,083,216**	1,166,233
Total liabilities and stockholder's equity	**$ 1,444,031**	$ 1,747,975

See accompanying notes.

COUNTRY Capital Management Company

Statements of Income

	Year Ended December 31	
	2009	**2008**
Income		
Marketing fees:		
Insurance sales	**$ 844,716**	$ 829,621
Mutual fund sales	**461,696**	668,745
College savings plans	**43,653**	55,900
Service fees from parent	**3,100,000**	3,000,000
Investment income	**34,254**	40,781
Change in unrealized gain on securities	**34,819**	11,423
Total revenues	**4,519,138**	4,606,470
Expenses		
Commission expense:		
Insurance sales	**651,592**	618,342
Mutual fund sales	**315,898**	437,936
College savings plans	**26,866**	27,318
General management services	**3,581,822**	3,369,793
Professional services	**23,346**	6,754
Dues and assessments	**5,086**	5,693
Other	**29,802**	24,307
Total expenses	**4,634,412**	4,490,143
Income (loss) before income taxes	**(115,274)**	116,327
Income taxes:		
Current expense (benefit)	**(29,281)**	41,090
Deferred expense (benefit)	**(2,976)**	4,535
	(32,257)	45,625
Net income (loss)	**$ (83,017)**	$ 70,702

See accompanying notes.

COUNTRY Capital Management Company

Statements of Changes in Stockholders' Equity

		Common Stock		Preferred Stock		Retained Earnings		Total
Balance, December 31, 2007	$	500,000	$	–	$	595,531	$	1,095,531
Net income		–		–		70,702		70,702
Balance, December 31, 2008		500,000		–		666,233		1,166,233
Net loss		–		–		**(83,017)**		**(83,017)**
Balance, December 31, 2009	**$**	**500,000**	**$**	–	**$**	**583,216**	**$**	**1,083,216**

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year Ended December 31	
	2009	2008
Operating activities		
Net income (loss)	$ (83,017)	$ 70,702
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Unrealized gain on securities	(34,819)	(11,423)
Amortization	(3,491)	(609)
(Increase) decrease in due from affiliates	(136,033)	30,187
Decrease in accounts receivable	1,189	38,612
Increase in interest receivable	–	(5,343)
Decrease in income taxes recoverable	41,222	353,692
Increase in prepaid assets	(36)	–
Increase (decrease) in accounts payable and accrued expenses	10,115	(55,347)
(Decrease) increase in due to affiliates	(228,066)	12,786
(Decrease) increase in deferred income taxes	(2,976)	4,535
Net cash (used in) provided by operating activities	(435,912)	437,792
Investing activities		
Purchase of securities	–	(540,383)
Net cash used in investing activities	–	(540,383)
Decrease in cash and cash equivalents	(435,912)	(102,591)
Cash and cash equivalents at beginning of year	1,015,962	1,118,553
Cash and cash equivalents at end of year	$ 580,050	$ 1,015,962

See accompanying notes.

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 19% and 18% of total revenues in 2009 and 2008, respectively. Marketing fees from mutual funds represented approximately 10% and 15% of total revenues in 2009 and 2008, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. Marketing fees from sales of college savings plans represented 1% of total revenues in both 2009 and 2008. Although COUNTRY Capital is registered in 27 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $3,100,000 and $3,000,000 in 2009 and 2008, respectively. The service fees generated under this agreement accounted for 69% and 65% of COUNTRY Capital's total revenues in 2009 and 2008, respectively.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

2. Significant Accounting Policies (continued)

Investments

Investments are carried at fair value. The valuation of these securities is based upon prices obtained from independent pricing services. Unrealized gains or losses are recognized on the statements of income.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance and mutual fund sales are recognized as revenue when the fees are earned by COUNTRY Capital.

Subsequent Events

Subsequent events have been considered through February 22, 2010, for the audited financial statement available to be issued on February 22, 2010. COUNTRY Capital is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially impact the amounts required.

3. Investments

The amortized cost and fair value of COUNTRY Capital's investments in fixed income securities at December 31, 2009 and 2008, are as follows:

	2009			
Issuer	**Amortized Cost**	**Unrealized Gain**	**Unrealized Loss**	**Fair Value**
Corporate bonds	$ 555,905	$ 34,819	$ –	$ 590,724

3. Investments (continued)

	2008			
Issuer	**Amortized Cost**	**Unrealized Gain**	**Unrealized Loss**	**Fair Value**
Corporate bonds	$ 540,991	$ 11,423	$ –	$ 552,414

The contractual maturities of fixed income securities at December 31, 2009, were as follows:

	2009	
	Amortized Cost	**Fair Value**
Due after one year through five years	$ 555,905	$ 590,724
Total securities	$ 555,905	$ 590,724

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value on the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy of inputs, as defined by FASB ASC Topic 820 *Fair Value Measurements and Disclosures*, is as follows:

Level Input	Input Definition
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

4. Fair Value of Financial Instruments (continued)

The following table summarizes fair value measurements by level at December 31, 2009, for assets measured at fair value on a recurring basis.

	Level I	Level II	Level III	Total
Corporate bonds	$ –	$ 590,724	$ –	$ 590,724

There have been no changes in valuation techniques during the period.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 and 2008, COUNTRY Capital had net capital of $925,169 and $1,018,216, respectively, and net capital requirements of $23,950 and $38,481, respectively. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.39 to 1 and 0.57 to 1 at December 31, 2009 and 2008, respectively. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital paid $3,465,006 and $3,268,055 to CC Services, Inc. in 2009 and 2008, respectively, for these services.

7. Income Taxes

COUNTRY Capital files its tax return on a separate company basis. The effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, the unrealized gains on securities, the amortization of discount on securities and AMT limits on allowable benefits. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

The components of income tax expense for the years ended December 31, 2009 and 2008, are as follows:

	Federal	State	Total
2009			
Current income tax expense	**$ (30,401)**	**$ 1,120**	**$ (29,281)**
Deferred income tax expense	**2,631**	**(5,607)**	**(2,976)**
Income tax expense	**$ (27,770)**	**$ (4,487)**	**$ (32,257)**
2008			
Current income tax expense	$ 32,510	$ 8,580	$ 41,090
Deferred income tax expense	3,998	537	4,535
Income tax expense	$ 36,508	$ 9,117	$ 45,625

COUNTRY Capital has a deferred tax liability of $1,559 in 2009 due to the unrealized gain on securities offset by the recognition of a net operating loss. In 2008, COUNTRY Capital had a deferred tax liability of $4,535. At December 31, 2009, COUNTRY Capital has federal net operating loss carryforwards for tax purposes of $27,302 and state net operating loss carryforwards for tax purposes of $154,111, which will expire by 2029.

COUNTRY Capital made tax payments of $900 and $105,960 during 2009 and 2008, respectively, and received refunds of $71,403 in 2009.

COUNTRY Capital did not recognize any liability for uncertain tax benefits and does not expect the uncertain tax positions to change significantly over the next 12 months.

COUNTRY Capital files tax returns in US federal jurisdictions and multiple state jurisdictions. As of 2009, the tax years that remain subject to examination begin with 2006.

Supplemental Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2009

Aggregate indebtedness		
Accounts payable and accrued expenses and due to affiliates		$ 359,256
Net capital		
Common stock		500,000
Retained earnings		583,216
Total stockholder's equity		1,083,216
Add:		
Deferred tax liability		1,559
Less non-allowable assets:		
Disallowed receivables	$ 115,332	
Prepaid service charges	36	
Securities haircut	44,238	159,606
Net capital		$ 925,169
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 23,950
Net capital in excess of requirements		901,219
Net capital as above		$ 925,169
Ratio of aggregate indebtedness to net capital		0.39 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in COUNTRY Capital's Unaudited December 31, 2009, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2009

COUNTRY Capital is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934 as COUNTRY Capital has limited business activities (mutual funds and variable annuities only).

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements of COUNTRY Capital Management Company (COUNTRY Capital) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of COUNTRY Capital's internal control. Accordingly, we do not express an opinion on the effectiveness of COUNTRY Capital's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by COUNTRY Capital, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because COUNTRY Capital does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by COUNTRY Capital in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of COUNTRY Capital is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which COUNTRY Capital has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that COUNTRY Capital's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 22, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

COUNTRY Capital Management Company
Years Ended December 31, 2009 and 2008
With Reports of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG